





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOCUS Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3353 Peachtree Road, NE, Suite 1160
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Thompson 202-470-1963
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3300 Riverwood Parkway, Riverwood 200, Ste 700	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jonathan Wilfong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOCUS Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAIRANI J TRIPATHI
NOTARY PUBLIC
My Comm. Expires May 7, 2018
FULTON COUNTY
STATE OF GEORGIA

Signature

Chief Compliance Officer

Title

Jairani J Tripathi

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS SECURITIES LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOCUS Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3353 Peachtree Road, NE, Suite 1160
(No. and Street)

(City) (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Thompson 202-470-1963
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3300 Riverwood Parkway, #700	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Wilfong _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FOCUS Securities LLC _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS SECURITIES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Focus Securities, LLC (a limited liability company) as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Focus Securities LLC's management. Our responsibility is to express an opinion on Focus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Focus Securities, LLC's financial statements. The supplemental information is the responsibility of Focus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



Possession or Control Requirements under Rule 15c3-3 as of December 31, 2017 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities, LLC's auditor since 2016.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2018

FOCUS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	75,713
Securities owned, at fair value		30
Prepaid expenses		16,054
Deposits		992
Total assets	$	92,789

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	5,875
Due to member		820
Total liabilities		6,695

Member's equity		86,094
Total liabilities and member's equity	$	92,789

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue		
Commissions	$	3,272,370
Net unrealized gains from securities in trading accounts		20
Total revenue		3,272,390
Expenses		
Compensation and benefits		2,622,544
Management fees		410,333
Occupancy		32,655
Other		178,685
Total expenses		3,244,217
Net income	$	28,173

See accompanying notes to the financial statements

FOCUS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Contributed Capital	Accumulated Deficit	Total
Balance, December 31, 2016	$ 138,300	$ (90,379)	$ 47,921
Contributions	10,000	-	10,000
Net income	-	28,173	28,173
Balance, December 31, 2017	$ 148,300	$ (62,206)	$ 86,094

See accompanying notes to the financial statements

- 5 -

FOCUS SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:

Net income	$ 28,173

Adjustments to reconcile net income to net cash provided by operating activities:

Net unrealized gains from securities in trading accounts	(20)
Changes in operating assets and liabilities:	
Prepaid expenses	(1,334)
Deposits	(818)
Accounts payable and accrued liabilities	396
Due to member	2,336
Total adjustments	560
Net cash provided by operating activities	28,733

Cash flows from financing activities:

Capital contribution received from member	10,000
Net increase in cash	38,733
Cash, beginning of year	36,980
Cash, end of year	$ 75,713

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

FOCUS SECURITIES LLC (the "Company"), was formed in Georgia as a limited liability company in March 2009. The Company is a wholly-owned subsidiary of FOCUS, LLC (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at one financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking revenues include fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon closing of a transaction.

Compensation and Benefits:

Compensation and benefits in the statement of operations includes $2,613,643 of commissions paid to registered representatives of the Company during the year ended December 31, 2017.

Note A
Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2014 to 2016 are subject to examination by tax authorities and may change upon examination.

In May 2014, the FASB issued ASU 2014-09, *Revenue with Contracts from Customers*. ASU 2014-09 supersedes the current revenue recognition guidance, including industry-specific guidance. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated guidance is effective for annual periods beginning after December 15, 2018 and early adoption is permitted only for annual periods beginning after December 15, 2016.The Company is currently evaluating the impact of the updated guidance on the financial statements.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, prepaid expenses, deposits, accounts payable, accrued liabilities, and due to member are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $69,018, which was $64,018 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

Note C
Related Party Transactions

The Company pays a monthly management fee to the Sole Member equal to 90% of the Company's prior month net income, as defined in the management agreement. Management fees will be permanently reduced or waived for any month where necessary to ensure that adjusted net capital does not fall below

120% of the Company's minimum net capital requirement and/or the ratio of the Company's aggregated indebtedness to net capital does not exceed 120%. During the year ended December 31, 2017, management fees totaling $55,800 were permanently waived. During the year ended December 31, 2017, management fees incurred were $410,333, none of which was outstanding at year end.

The Company has entered into an expense sharing agreement with the Sole Member. Under this agreement, the Sole Member pays all indirect expenses of the Company as defined in the expense sharing agreement. These expenses are allocated to the Company in accordance with the terms of the agreement. During the year ended December 31, 2017, allocated expenses incurred were $57,831. At December 31, 2017, the Company owed $1,155 to the Sole Member under the agreement. The balance is included in due to member in the accompanying statement of financial condition.

Note D
Concentrations

Significant Transactions:

A significant transaction is one from which at least 10% of annual revenue is derived. The Company had revenue from four transactions totaling $2,940,000, which comprised approximately 90% of commission revenues for the year ended December 31, 2017. There were no receivables due from these transactions at December 31, 2017.

Note E
Contingencies

In the ordinary course of business, the Company is subject to litigation. There is no pending litigation at December 31, 2017.

Note F
Subsequent Events

The Company evaluated subsequent events through February 23, 2018, when these financial statements were issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FOCUS SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2017

NET CAPITAL:

Total member's equity	$	86,094

Nonallowable assets

Securities owned, at fair value	30
Prepaid expenses	16,054
Deposits	992
Total nonallowable assets	17,076

NET CAPITAL	$	69,018

COMPUTATION OF NET CAPITAL REQUIREMENT:

Aggregate indebtedness

Accrued payable and accrued liabilities	$	5,875
Due to member		820
Total aggregate indebtedness	$	6,695

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	64,018
Ratio of aggregate indebtedness to net capital		0.10

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm and notes to the financial statements

FOCUS SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See report of independent registered public accounting firm and notes to the financial statements



BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017, in which (1) Focus Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Focus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Focus Securities, LLC stated that Focus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Focus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2018

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 phone 770.396.2200 fax 770.390.0394
www.btcpa.net

FOCUS
Investment Banking

1133 20th Street NW
Suite 200
Washington, DC 20036

202-785-9404
202-785-9413 fax
www.focusbankers.com

EXEMPTION REPORT

Focus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2017, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

Focus Securities LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.



Jonathan E. Wilfong

President

February 23, 2018

Richard F. Thompson Jr.

Chief Financial Officer

February 23, 2018



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Board of Directors
of Focus Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Focus Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Focus Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Focus Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Focus Securities, LLC's management is responsible for Focus Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records [Check #1451 - $2,034 dated 7/17/2017 and Check #1482 - $2,875 dated 1/30/2018] and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

BETTER TOGETHER

A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   phone 770.396.2200   fax 770.390.0394
www.btcpa.net



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2018



BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017, in which (1) Focus Securities, LLC identified the following provision of 17 C.F.R. § l5c3-3(k) under which Focus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Focus Securities, LLC stated that Focus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Focus Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2018

A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 phone 770.396.2200 fax 770.390.0394
www.btcpa.net



BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Focus Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Focus Securities, LLC (a limited liability company) as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Focus Securities LLC's management. Our responsibility is to express an opinion on Focus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of Focus Securities, LLC's financial statements. The supplemental information is the responsibility of Focus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1, the Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Information Relating to the

A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 **phone** 770.396.2200 **fax** 770.390.0394
www.btcpa.net



Possession or Control Requirements under Rule 15c3-3 as of December 31, 2017 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Focus Securities, LLC's auditor since 2016.

Bennett Thrasher LLP

Atlanta, Georgia
February 23, 2018